SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___)*

Aerohive Networks, Inc.
(Name of Issuer)

Common stock, par value US$0.001 per share
(Title of Class of Securities)

007786106
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 19 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 007786106	13 G	Page 2 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northern Light Venture Fund, L.P. (“NLVF I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

5,928,379 shares of common stock (the “shares”), except that Northern Light Partners, L.P. (the “DGP”), the general partner of NLVF I, and Northern Light Venture Capital, Ltd. (the “UGP”), the general partner of the DGP, may be deemed to have sole power to vote these shares, and Feng Deng (“Deng”), Yan Ke (“Ke”) and Jeffrey D. Lee (“Lee”), the directors of the UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

5,928,379 shares, except that the DGP, the general partner of NLVF I, and the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,928,379
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 007786106	13 G	Page 3 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northern Light Strategic Fund, L.P. (“NLSF I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,302,003 shares, except that the DGP, the general partner of NLSF I, and the UGP, the general partner of the DGP, may be deemed to have sole power to vote these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER.

1,302,003 shares, except that the DGP, the general partner of NLSF I, and the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,302,003
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 007786106	13 G	Page 4 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northern Light Partners Fund, L.P. (“NLPF I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

651,000 shares, except that the DGP, the general partner of NLPF I, and the UGP, the general partner of the DGP, may be deemed to have sole power to vote these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER.

651,000 shares, except that the DGP, the general partner of NLPF I, and the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 651,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 007786106	13 G	Page 5 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northern Light Partners, L.P. (the “DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

7,881,382 shares, of which 5,928,379 shares are directly owned by NLVF I, 1,302,003 shares are directly owned by NLSF I, and 651,000 shares are directly owned by NLPF I. The DGP, the general partner of NLVF I, NLSF I and NLPF I, may be deemed to have sole power to vote these shares, except that the UGP, the general partner of the DGP, may be deemed to have sole power to vote these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

7,881,382 shares, of which 5,928,379 shares are directly owned by NLVF I, 1,302,003 shares are directly owned by NLSF I, and 651,000 shares are directly owned by NLPF I. The DGP, the general partner of each of NLVF I, NLSF I and NLPF I, may be deemed to have sole power to dispose of these shares, except that the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,881,382
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 007786106	13 G	Page 6 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northern Light Venture Capital, Ltd. (the “UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

7,881,382 shares, of which 5,928,379 shares are directly owned by NLVF I, 1,302,003 shares are directly owned by NLSF I, and 651,000 shares are directly owned by NLPF I. The UGP is the general partner of the DGP, the general partner of each of NLVF I, NLSF I and NLPF I, and may be deemed to have sole power to vote these shares, except the DGP, the general partner of each of NLVF I, NLSF I and NLPF I, may be deemed to have sole power to vote these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

7,881,382 shares, of which 5,928,379 shares are directly owned by NLVF I, 1,302,003 shares are directly owned by NLSF I, and 651,000 shares are directly owned by NLPF I. The UGP is the general partner of the DGP, the general partner of each of NLVF I, NLSF I and NLPF I, and may be deemed to have sole power to dispose of such shares, except the DGP, the general partner of each of NLVF I, NLSF I and NLPF I, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,881,382
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.2%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 007786106	13 G	Page 7 of 19

1	NAME OF REPORTING PERSONS Feng Deng (“Deng”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
6

SHARED VOTING POWER

7,881,382 shares, of which 5,928,379 shares are directly owned by NLVF I, 1,302,003 shares are directly owned by NLSF I, and 651,000 shares are directly owned by NLPF I. Deng is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF I, NLSF I and NLPF I, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
8

SHARED DISPOSITIVE POWER.

7,881,382 shares, of which 5,928,379 shares are directly owned by NLVF I, 1,302,003 shares are directly owned by NLSF I, and 651,000 shares are directly owned by NLPF I. Deng is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF I, NLSF I and NLPF I, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,881,382
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 007786106	13 G	Page 8 of 19

1	NAME OF REPORTING PERSONS Yan Ke (“Ke”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
6

SHARED VOTING POWER

7,881,382 shares, of which 5,928,379 shares are directly owned by NLVF I, 1,302,003 shares are directly owned by NLSF I, and 651,000 shares are directly owned by NLPF I. Ke is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF I, NLSF I and NLPF I, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
8

SHARED DISPOSITIVE POWER.

7,881,382 shares, of which 5,928,379 shares are directly owned by NLVF I, 1,302,003 shares are directly owned by NLSF I, and 651,000 shares are directly owned by NLPF I. Ke is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF I, NLSF I and NLPF I, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,881,382
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 007786106	13 G	Page 9 of 19

1	NAME OF REPORTING PERSONS Jeffrey D. Lee (“Lee”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
6

SHARED VOTING POWER

7,881,382 shares, of which 5,928,379 shares are directly owned by NLVF I, 1,302,003 shares are directly owned by NLSF I, and 651,000 shares are directly owned by NLPF I. Lee is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF I, NLSF I and NLPF I, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
8

SHARED DISPOSITIVE POWER.

7,881,382 shares, of which 5,928,379 shares are directly owned by NLVF I, 1,302,003 shares are directly owned by NLSF I, and 651,000 shares are directly owned by NLPF I. Lee is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF I, NLSF I and NLPF I, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,881,382
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 007786106	13 G	Page 10 of 19

ITEM 1(A).	NAME OF ISSUER

Aerohive Networks, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

330 Gibraltar Drive

Sunnyvale, California 94089

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed by (i) Northern Light Venture Fund, L.P., a Cayman Islands exempted limited partnership (“NLVF I”); (ii) Northern Light Strategic Fund, L.P., a Cayman Islands exempted limited partnership (“NLSF I”); (iii) Northern Light Partners Fund, L.P., a Cayman Islands exempted limited partnership (“NLPF I”); (iv) Northern Light Partners, L.P., a Cayman Islands exempted limited partnership (the “DGP”); (v) Northern Light Venture Capital, Ltd., a Cayman Islands exempted company (the “UGP”); (vi) Feng Deng (“Deng”), a citizen of the United States, (vii) Yan Ke (“Ke”), a citizen of the United States, and (viii) Jeffrey D. Lee (“Lee”), a citizen of the United States. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

NLVF I, NLSF I and NLPF I are venture capital funds. The DGP is the general partner of each of NLVF I, NLSF I and NLPF I and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by NLVF I, NLSF I and NLPF I. The UGP is the general partner of the DGP and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by NLVF I, NLSF I and NLPF I. Deng, Ke and Lee are the directors of the UGP and may be deemed to have shared power to vote and shared power to dispose of the shares directly owned by NLVF I, NLSF I and NLPF I.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The principal business office of the Reporting Persons is:

Northern Light Venture Capital

Suite 1720, 17/F Hutchison House

10 Harcourt Road, Central

Hong Kong

ITEM 2(C)	CITIZENSHIP

NLVF I, NLSF I, NLPF I and the DGP are Cayman Islands exempted limited partnerships. The UGP is a Cayman Islands exempted company. Lee, Deng and Ke are United States citizens.

ITEM 2(D) AND (E).         TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock

CUSIP # 007786106

ITEM 3.	Not Applicable

CUSIP NO. 007786106	13 G	Page 11 of 19

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)          Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)          Number of shares as to which such person has:

(i)          Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)         Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)        Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)        Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of each of NLVF I, NLSF I, NLPF I and the DGP, and the memorandum and articles of association of the UGP, the general partner and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner or director.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

CUSIP NO. 007786106	13 G	Page 12 of 19

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 007786106	13 G	Page 13 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2015
Northern Light Venture Capital, Ltd.

	By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Partners, L.P.

By: Northern Light Venture Capital, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Venture Fund, L.P.

By:	Northern Light Partners, L.P.,
Its General Partner

By:	Northern Light Venture Capital, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Strategic Fund, L.P.

By:	Northern Light Partners, L.P.,
Its General Partner

By:	Northern Light Venture Capital, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

CUSIP NO. 007786106	13 G	Page 14 of 19

Northern Light Partners Fund, L.P.

By:	Northern Light Partners, L.P.,
Its General Partner

By:	Northern Light Venture Capital, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

/s/ Feng Deng
Feng Deng

/s/ Yan Ke
Yan Ke

/s/ Jeffrey D. Lee
Jeffrey D. Lee

CUSIP NO. 007786106	13 G	Page 15 of 19

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	16

Exhibit B: Power of Attorney	18

CUSIP NO. 007786106	13 G	Page 16 of 19

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of Aerohive Networks, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 5, 2015

Northern Light Venture Capital, Ltd.

	By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Partners, L.P.

By: Northern Light Venture Capital, Ltd.,
Its General Partner

	By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Venture Fund, L.P.

	By:	Northern Light Partners, L.P.,
Its General Partner

	By:	Northern Light Venture Capital, Ltd.,
Its General Partner

	By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Strategic Fund, L.P.

	By:	Northern Light Partners, L.P.,
Its General Partner

	By:	Northern Light Venture Capital, Ltd.,
Its General Partner

	By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

CUSIP NO. 007786106	13 G	Page 17 of 19

Northern Light Partners Fund, L.P.

By:	Northern Light Partners, L.P.,
Its General Partner

By:	Northern Light Venture Capital, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

/s/ Feng Deng
Feng Deng

/s/ Yan Ke
Yan Ke

/s/ Jeffrey D. Lee
Jeffrey D. Lee

CUSIP NO. 007786106	13 G	Page 18 of 19

exhibit B

POWER OF ATTORNEY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Northern Light Venture Capital, Ltd. or such other person or entity as is designated in writing by Jeffrey D. Lee (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Jeffrey D. Lee (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

February 5, 2015

Northern Light Venture Capital, Ltd.

	By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Partners, L.P.

By: Northern Light Venture Capital, Ltd.,
Its General Partner

	By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

CUSIP NO. 007786106	13 G	Page 19 of 19

Northern Light Venture Fund, L.P.

By:	Northern Light Partners, L.P.,
Its General Partner

By:	Northern Light Venture Capital, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Strategic Fund, L.P.

By:	Northern Light Partners, L.P.,
Its General Partner

By:	Northern Light Venture Capital, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Partners Fund, L.P.

By:	Northern Light Partners, L.P.,
Its General Partner

By:	Northern Light Venture Capital, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

/s/ Feng Deng
Feng Deng

/s/ Yan Ke
Yan Ke

/s/ Jeffrey D. Lee
Jeffrey D. Lee